UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number: 1-31349

The Thomson Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Metro Center, One Station Place Stamford, Connecticut 06902 United States
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [ ] Form 20-F [x] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference into, or as an additional exhibit to, as applicable, the following
Registration Statements of the registrant: Form F-9 (File No. 333-128045);
Form F-3 (File No. 333-97203); Form S-8 (File No. 333-12284); Form S-8 (File
No. 333-105280); Form S-8 (File No. 333-126782) and Form S-8 (File No.
333-135721).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Thomson Corporation

Date: October 25, 2006	By:	/s/ Deirdre Stanley
	Name:	Deirdre Stanley
	Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

99.1	Material change report dated October 25, 2006
99.2	News release dated October 25, 2006 - Thomson Announces Strategic Realignment of Operations; Company to Sell Education Businesses